Exhibit 99.1

Lithium Americas Announces Offering of US$225 Million Convertible Senior Notes

November 30, 2021 – Vancouver, Canada: Lithium Americas Corp. (TSX: LAC) (NYSE: LAC) (“Lithium Americas” or the “Company”) today announced that it proposes to offer US$225,000,000 aggregate principal amount of convertible senior notes due 2027 (the “Notes” and the “Offering”), subject to market conditions and other factors. The Company intends to grant the initial purchasers of the Notes an option to purchase up to an additional US$33,750,000 aggregate principal amount of Notes, exercisable in whole or in part at any time until 30 days after the closing of the Offering.

The Notes will be unsecured and will accrue interest payable semi-annually in arrears and will mature on January 15, 2027, unless earlier repurchased, redeemed or converted.

The Notes will be convertible at the option of holders, prior to the close of business on the business day immediately preceding October 15, 2026, only under certain circumstances and during certain periods, and thereafter, at any time until the close of business on the business day immediately preceding the maturity date. Upon conversion, the Notes may be settled, at the Company’s election, in cash, common shares (“Common Shares”) of the Company or a combination thereof. The Notes will not be redeemable at the Company’s option prior to December 6, 2024, except upon the occurrence of certain tax law changes. On or after December 6, 2024, the Notes will be redeemable at the Company’s option if the last reported sale price of the Common Shares has been at least 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period (including the last trading day of such period) ending on, and including, the trading day immediately preceding the date on which the Company provides notice of redemption at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date.

If the Company undergoes a fundamental change, holders of the notes will have the right to require the Company to repurchase for cash all or a portion of their notes at 100% of their principal amount, plus any accrued and unpaid interest to, but excluding, the fundamental change repurchase date. The Company will also be required, in certain circumstances, to increase the conversion rate for a holder who elects to convert its notes in connection with certain corporate events or during a redemption period.

The interest rate, initial conversion rate and other terms of the Notes will be determined at the time of pricing of the Offering.

Completion of the Offering will be subject to various conditions, including the approval of the Toronto Stock Exchange (the “TSX”) and the New York Stock Exchange (the “NYSE”). For the purposes of TSX approvals in connection with the Offering, the Company intends to rely on the exemption set forth in Section 602.1 of the TSX Company Manual, which provides that the TSX will not apply its standards to certain transactions involving eligible interlisted issuers on a recognised exchange, such as the NYSE.

The Company intends to use the net proceeds from the Offering to repay its indebtedness, including certain amounts owing under its amended and restated credit and guarantee agreement dated July 14, 2017 between the Company (as borrower) and 2265866 Ontario Inc., Lithium Nevada and KV Project LLC (as guarantors), BCP Innovation PTE. Ltd. (an affiliate of Bangchak Public Company Ltd.) and Ganfeng Lithium Co. Ltd. (as lenders), BNY Trust Company of Canada (as the administrative agent for the lenders) and The Bank of New York Mellon (as the U.S. Collateral Agent for the lenders), and for general corporate purposes.

The Notes will be offered on a private placement basis and will not be offered by way of a prospectus in Canada, the U.S., or any other jurisdiction. The Notes and the distribution of Common Shares issuable upon conversion of the Notes have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws and may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and the rules promulgated thereunder and applicable state securities laws. The Notes will be offered (i) to persons reasonably believed to be qualified institutional buyers in reliance on Rule 144A under the Securities Act and (ii) outside the United States to non-U.S. persons in reliance on Rule 903 of Regulation S under the Securities Act, and, in the case of offers in Canada, to persons who are “accredited investors” and “permitted clients” within the meaning of Canadian securities laws.

This news release does not constitute an offer to sell or a solicitation of an offer to buy the Notes or any other securities and shall not constitute an offer, solicitation or sale in the United States or in any other jurisdiction in which such an offer, solicitation or sale would be unlawful prior to the registration and qualification under the securities laws of such state or jurisdiction. The Offering may be made only by means of an offering memorandum.

ABOUT LITHIUM AMERICAS

Lithium Americas is a development-stage company with projects in Jujuy, Argentina and Nevada, United States. Lithium Americas trades on both the Toronto Stock Exchange and on the New York Stock Exchange, under the ticker symbol “LAC”.

For further information contact:

Investor Relations
Telephone: 778-656-5820
Email: ir@lithiumamericas.com
Website: www.lithiumamericas.com

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

Certain statements in this release constitute “forward-looking statements” within the meaning of applicable United States securities legislation and “forward-looking information” under applicable Canadian securities legislation (collectively, “forward-looking statements”). Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company, its projects, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such statements can be identified by the use of words such as “may”, “would”, “could”, “will”, “intend”, “expect”, “believe”, “plan”, “anticipate”, “estimate”, “scheduled”, “forecast”, “predict” and other similar terminology, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. These statements reflect the Company’s current expectations regarding future events, financial or operating performance and results, and speak only as of the date of this release. Such statements include without limitation, the Company’s expectations with respect to the form and terms of the Offering, completion of the Offering, and the expected use of proceeds therefrom.

Forward-looking statements involve significant risks and uncertainties, should not be read as guarantees of future performance or results and will not necessarily be accurate indicators of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements or information, including, but not limited to, risks related to the Company’s ability to consummate the Offering on the terms described or at all; the fact that the Company’s management will have broad discretion in the use of certain of the proceeds from the Offering; uncertainty regarding the stable and supportive legislative, regulatory and community environment in the jurisdictions where the Company operates, or the enforcement of such laws and regulations by the applicable authorities; the failure of parties to contracts with the Company to perform as agreed; social or labour unrest; risks relating to general economic conditions; changes in commodity prices, including the market price of lithium; the impact of COVID-19 on the Company’s business; anticipated timing and results of exploration, development and construction activities; and the Company’s ability to develop and achieve production at any of the Company’s mineral exploration and development properties, and to deliver anticipated results or results that would justify and support continued exploration, studies, development or operations. Additional information about these assumptions and risks and uncertainties is contained in the Company’s filings with securities regulators, including the Company’s most recent annual information form and most recent management’s discussion and analysis for our most recently completed financial year and interim financial period, which are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Although the forward-looking statements contained in this release are based upon what management of the Company believes are reasonable assumptions, there can be no assurance that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this release and are expressly qualified in their entirety by this cautionary statement. Subject to applicable securities laws, the Company does not assume any obligation to update or revise the forward-looking statements contained herein to reflect events or circumstances occurring after the date of this release.